SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                        CARRAMERICA REALTY CORPORATION
                   (FORMERLY NAMED CARR REALTY CORPORATION)
                                 (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                  14441K 10 3
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JULY 24, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 7 Pages




           CUSIP No. 14441K 10 3         13D         Page 2 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 15,053,621 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    15,053,621
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,053,621 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.5% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 14441K 10 3         13D        Page 3 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 15,053,621 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    15,053,621
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,053,621 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.5% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 3 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and amends the
         Schedule 13D (the "Schedule 13D") originally filed on November 14, 1995, as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule 13D") filed on May 7, 1996, and by Amendment No. 2 (Amendment No. 2 to the Schedule 13D") filed on July 19, 1996. This Amendment No. 3 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the
         Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D and Amendment No. 2 to the Schedule 13D.

                   On July 22, 1996, USRealty purchased in stock market transactions an aggregate of 80,000 shares of Common Stock as follows: 6,600 shares were purchased for a price of $22.56 per share; and 73,400 shares were purchased for a price of $22.69 per share (in each case, such per share prices include commis-sions). On July 24, 1996, USRealty purchased in stock market transactions an aggregate of 160,000 shares of Common Stock as follows: 24,700 shares were purchased for a price of $22.31 per share; 20,600 shares were purchased for a price of $22.44 per share; 9,900 shares were purchased for a price of $22.56 per share; 25,000 shares were purchased for a price of $22.81 per share; 10,000 shares were purchased for a price of $22.69 per share; 29,800 shares were purchased for a price of $22.56 per share; 10,000 shares were purchased for a price of $22.56 per share; 25,000 shares were purchased for a price of $22.56 per share; and 5,000 shares were purchased for a price of $22.44 per share (in each case, such per share prices include commis-sions). These funds were obtained by USRealty from cash on hand and/or from draw downs under the Facility Agreement.

                   On July 24, 1996, USRealty also purchased 3,185,714 shares of Common Stock for an aggregate purchase price of $70,085,708, or $22.00 per share. USRealty purchased 400,000 of such shares in the Offering at the public offering price. Pursuant to the Subscription Agreement, USRealty purchased the remaining 2,785,714 shares of Common Stock directly from Carr at the public offering price simultaneously with the closing of the Offering. Security Capital U.S. Realty advanced Holdings the funds necessary to purchase both the 2,785,714 shares of Common Stock purchased directly from Carr, as required by the Subscription Agreement, and the 400,000 shares of Common Stock


                                Page 4 of 7 Pages







         purchased in the Offering. These funds were obtained by USRe-alty from cash on hand and from draw downs under the Facility Agreement. No underwriting discounts were applied to any shares of Common Stock purchased by USRealty.

         ITEM 1.   SECURITY AND ISSUER.

                   No material change.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of July 24, 1996, USRealty beneficially owns 15,053,621 shares of Common Stock because of USRealty's pur-chase of 11,627,907 shares of Common Stock on April 30, 1996, because of USRealty's purchase of 80,000 shares of Common Stock on July 22, 1996 and because of USRealty's purchase of 3,345,714 shares of Common Stock on July 24, 1996. USRealty owns approximately 42.5% of the outstanding Common Stock, and approximately 37.6% on a fully diluted basis, based on the num-ber of outstanding shares of Common Stock and the number of outstanding limited partnership units that are redeemable for Common Stock or the cash equivalent thereof.

                   Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.




                                Page 5 of 7 Pages







         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Direc-tor of Security Capital U.S. Realty and of Secu-rity Capital Holdings S.A.

         Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Cur-rent Report on Form 8-K dated November 6, 1995)

         Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corpora-tion, Security Capital Holdings S.A. and Secu-rity Capital U.S. Realty

         Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in
                        Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Re-alty and Security Capital Holdings S.A. with re-spect to the common stock of Regency Realty Cor-poration)



                                Page 6 of 7 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:/s/ Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:/s/ Paul E. Szurek
                                          Name:  Paul E. Szurek
                                          Title:  Managing Director

         July 26, 1996

























                                 Page 7 of 7 Pages







                                   EXHIBIT INDEX


                                                               Sequential
         Exhibit                Description                    Page No.

             1        Name, Business Address, and Present           *
                     Principal Occupation of Each Executive
                     Officer and Director of Security Capi-
                     tal U.S. Realty and of Security Capital
                     Holdings S.A.

             2        Stock Purchase Agreement, dated as of
                     November 5, 1995, by and among Carr
                     Realty Corporation, Security Capital
                     U.S. Realty and Security Capital Hold-
                     ings S.A. (incorporated by reference to
                     Exhibit 5.1 of Carr Realty Corpora-
                     tion's Current Report on Form 8-K dated
                     November 6, 1995)

            2.1       Amendment No. 1 to the Stock Purchase         *
                     Agreement, dated as of April 29, 1996,
                     by and among Carr Realty Corporation,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

            2.2       Stockholders Agreement, dated as of           *
                     April 30, 1996, by and among Carr Re-
                     alty Corporation, Carr Realty, L.P.,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty

            2.3       Registration Rights Agreement, dated as       *
                     of April 30, 1996, by and among Carr
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty

             3        Subscription Agreement, dated as of           *
                     July 17, 1996, by and among CarrAmerica
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty


         _____________________
         *    Previously filed.







             4        Facility Agreement, dated June 12,
                     1996, by and among Security Capital
                     U.S. Realty, Security Capital Holdings
                     S.A., Commerzbank Aktiengesellschaft,
                     as arranger and collateral agent, Com-
                     merzbank International S.A., as admin-
                     istrative agent and the financial in-
                     stitutions listed in Schedule 1 thereto
                     (incorporated by reference to Exhibit 4
                     of the Schedule 13D, dated June 21,
                     1996, filed jointly by Security Capital
                     U.S. Realty and Security Capital Hold-
                     ings S.A. with respect to the common
                     stock of Regency Realty Corporation)